August 16, 2023

VIA E-MAIL

Samantha Brutlag

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: Unified Series Trust

SEC File Nos. 811-21237 and 333-100654

Ms. Brutlag:

Below are responses to your comments given on August 3, 2023 with respect to the initial registration statement on Form N-1A (the “Registration Statement”) by Unified Series Trust on behalf of the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, Absolute Flexible Fund, and Absolute Strategies Fund (the “Registrant” and each a “Fund”), which the Registrant has authorized us to make on their behalf.

1.       Comment: Comments given for a Fund apply to all Funds, to the extent applicable.

Response: The Registrant has corresponding revisions for each Fund to the extent applicable.

2.       Comment: Please provide the Staff with completed fee tables at least 1 week before a Fund goes effective.

Response: The Registrant has included the fee tables in the Registration Statement.

Absolute Capital Opportunities Fund

3.       Comment: There is a principal risk for foreign investments. If this is true, clarify that the reference to “geographical areas” in Principal Investment Strategies refers to foreign or US.

Response: The Registrant requested revision has been made.

4.       Comment: “Sector Concentration Risk” included as a principal risk. Please disclose in the Principal Investment Strategy that the Fund may tend to focus its investments in particular sector(s) and include the specific sectors in which the Fund may focus its investments.

Response: The Registrant has revised the strategy as requested:

Securities and Exchange Commission

August 16, 2023

“The Fund may focus its investments in securities of a particular sector, including the Financials Sector and Consumer Discretionary Sector.”

5.        Comment: Each Fund lists “Money Market Fund Risk” as a principal investment risk. Other than the Absolute Strategies Fund, none of the Fund’s strategies mention money market funds. Please explain to the Staff why this is a principal risk for each Fund and clarify the strategy disclosure accordingly or delete the risk.

Response: For these Funds that do not include money market funds in their principal investment strategies, but only with respect to temporary defensive positions, the risk has been moved to a non-principal risk.

6.       Comment: With respect to the date that each portfolio manager began managing a Fund, please add the month and year of inception when known.

Response: The Registrant has added the month and year for each portfolio manager.

7.       Comment: For some Funds, the sub-adviser seems to have a lot of say in the day-to-day operation of the Fund. If there are other portfolio managers at the sub-adviser level responsible for the day-to-day management of the portfolio, please add them to the portfolio manager section of the prospectus.

Response: The Registrant has revised the portfolio manager section in the prospectus of Absolute Capital Opportunities Fund to include portfolio managers from the sub-adviser.

Absolute Convertible Arbitrage Fund

8.       Comment: The prospectus of Absolute Convertible Arbitrage Fund states that “[t]he Fund invests primarily in a diversified portfolio of convertible securities issued by both U.S. and foreign companies.” The principal risk disclosures include “Frontier Markets Risk” and “Emerging Markets Risk.” If Frontier Markets Risk and Emerging Markets Risk are principal risks, please revise the first sentence of the strategy to include foreign and emerging markets.

Response: The Registrant has removed “Frontier Markets Risk” and “Emerging Markets Risk” from the principal risk disclosure.

Securities and Exchange Commission

August 16, 2023

9.       Comment: “Sector Concentration Risk” included as a principal risk. Please disclose in the Principal Investment Strategy that the Fund may tend to focus its investments in particular sector(s) and include the specific sectors in which the Fund may focus its investments.

Response: The Registrant has revised the strategy as requested:

“The Fund may focus its investments in securities of a particular sector, including the Information Technology Sector, Healthcare Sector, Consumer Discretionary Sector, or Industrials Sector.”

10.       Comment: Please mention in the “High-Yield Securities Risk” or principal investment strategy that high-yield securities are speculative.

Response: The requested revision has been made.

Absolute Flexible Fund

11.       Comment: “Sector Concentration Risk” included as a principal risk. Please disclose in the Principal Investment Strategy that the Fund may tend to focus its investments in particular sector(s) and include the specific sectors in which the Fund may focus its investments.

Response: The Registrant has revised the strategy as requested:

“The Fund may focus its investments in securities of a particular sector, including the Information Technology Sector, Healthcare Sector, Consumer Discretionary Sector, or Industrials Sector.”

12.       Comment: Please mention in the “High-Yield Securities Risk” or principal investment strategy that high-yield securities are speculative.

Response: The requested revision has been made.

Absolute Strategies Fund

13.       Comment: There is a principal risk for foreign investments. If this is true, clarify that the reference to “geographical areas” in Principal Investment Strategies refers to foreign or US.

Response: The requested revision has been made.

Securities and Exchange Commission

August 16, 2023

14.       Comment: There is a section entitled “Non-Principal Strategies” in the prospectus. Please explain why non-principal strategies are included in the Item 4 strategy disclosure and consider whether this would be more appropriate to include in the Item 9 strategy disclosure.

Response: Any non-principal strategies have been moved to Item 9.

If you have any further comments or require additional information, please contact Cassandra Borchers at 513-352-6632.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine, LLP

cc:	Martin R. Dean, President
Elisabeth Dahl, Secretary